SUB-ITEM 77C: Submission of matters to a vote of security holders



A special meeting of the Portfolio's shareholders was held on March 14, 2017 to elect the nominees listed below as trustees. The results of the votes tabulated at the special meeting are reported below.

Nominees		For		   Withheld
Laura A. DeFelice	76,599,252.483	   2,482,609.109
Mahendra R. Gupta	76,327,040.923	   2,754,820.669
John G. Popp		76,763,786.784	   2,318,074.808